                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (AMENDMENT NO. 24)*



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)

                             SERIES A COMMON STOCK
                         (Title of Class of Securities)
                                  422317 10 7
                                 (CUSIP Number)

                              JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                               959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    COPY TO:
                             STEVEN A. HOBBS, ESQ.
                           BONNIE A. BARSAMIAN, ESQ.
                              ROGERS & WELLS, LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000



                               SEPTEMBER 22, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



                         (Continued on following pages)

CUSIP No. 422317 10 7                               13D

    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                  HEARST BROADCASTING, INC.

    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)[ ]
                                                                       (b)[ ]

    3.   SEC USE ONLY


    4.   SOURCE OF FUNDS
                                   WC

    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]

    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                   DELAWARE
                           7.       SOLE VOTING POWER
      NUMBER OF
       SHARES              8.       SHARED VOTING POWER
    BENEFICIALLY                    53,001,390
      OWNED BY
        EACH               9.       SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH           10.      SHARED DISPOSITIVE POWER
                                    53,001,390

   11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          53,001,390

   12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                          [ ]
   13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          57.08%

   14.   TYPE OF REPORTING PERSON
                                   CO

CUSIP No. 422317 10 7                               13D


    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                   THE HEARST CORPORATION

    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)[ ]
                                                                        (b)[ ]
    3.   SEC USE ONLY

    4.   SOURCE OF FUNDS
                                   WC

    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]

    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                   DELAWARE
                           7.       SOLE VOTING POWER

      NUMBER OF            8.       SHARED VOTING POWER
       SHARES                       53,001,390
    BENEFICIALLY
      OWNED BY             9.       SOLE DISPOSITIVE POWER
        EACH
      REPORTING            10.      SHARED DISPOSITIVE POWER
     PERSON WITH                    53,001,390

   11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   53,001,390

   12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [ ]
   13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          57.08%

   14.   TYPE OF REPORTING PERSON
                                   CO

CUSIP No. 422317 10 7                               13D


    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                   THE HEARST FAMILY TRUST

    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[ ]

    3.   SEC USE ONLY


    4.   SOURCE OF FUNDS
                                   WC

    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]

    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CALIFORNIA
                           7.       SOLE VOTING POWER

      NUMBER OF            8.       SHARED VOTING POWER
       SHARES                       53,001,390
    BENEFICIALLY
      OWNED BY             9.       SOLE DISPOSITIVE POWER
        EACH
      REPORTING            10.      SHARED DISPOSITIVE POWER
     PERSON WITH                    53,001,390

   11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   53,001,390

   12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                            [ ]
   13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          57.08%

   14.   TYPE OF REPORTING PERSON
                                   OO (Testamentary Trust)

                                  SCHEDULE 13D

         This Amendment No. 24, which relates to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst and Hearst Broadcasting, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $16,439,065.25. Hearst Broadcasting used its working capital to make such purchases.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Hearst Broadcasting purchased the additional Securities reported in
Item 5(c) of this Statement in order to increase its equity interest in the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) As of September 22, 1999 the Reporting Persons owned 11,702,742 shares of Series A Common Stock of the Issuer and 41,298,648 shares of Series B Common Stock of the Issuer (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 53,001,390 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 57.08% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of the date hereof, provided to the Reporting Persons by the Issuer.

     (c) Since filing Amendment No. 23 to the Statement, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open market transactions:




     DATE             # OF SHARES  PRICE PER SHARE              COST
     ----             -----------  ---------------              ----
     07/14/99           31,400       $25.8750               $814,045.00
     07/23/99           22,400        24.5000                549,696.00
     07/23/99           12,000        24.6250                295,980.00
     07/23/99            3,000        24.7500                 74,370.00
     07/23/99              600        24.8126                 14,911.50
     07/23/99           12,000        24.8750                298,980.00
     07/26/99            7,000        24.7500                173,530.00
     07/29/99            1,500        25.0000                 37,560.00
     07/29/99              200        24.8750                  4,983.00
     07/30/99              600        24.8125                 14,911.50
     07/30/99           16,300        24.8750                406,114.50
     08/25/99           45,000        24.8750              1,121,175.00
     08/27/99            5,000        24.8750                124,375.00
     09/20/99           20,000        24.9375                499,550.00
     09/21/99           84,200        24.2500              2,045,218.00
     09/21/99              400        24.6250                  9,866.00
     09/21/99           50,300        24.7500              1,246,937.00
     09/22/99            5,000        23.0000                115,200.00
     09/22/99            1,300        23.1250                 30,114.50
     09/22/99              300        23.3750                  7,024.50
     09/22/99           58,500        23.5000              1,377,090.00
     09/22/99           30,000        24.0000                721,200.00
     09/22/99           10,000        24.3125                243,525.00
     09/22/99           20,000        24.3750                488,300.00
      9/23/99              500        23.4375                 11,738.75
      9/23/99          243,000        23.0000              5,598,720.00

     DATE             # OF SHARES  PRICE PER SHARE              COST
     ----             -----------  ---------------              ----
      9/23/99            5,000       22.7500                 113,950.00
                         -----                               ----------

        Total          685,500                            16,439,065.25
                       =======                            =============

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 24, 1999



                                                  HEARST BROADCASTING, INC.

                                                  By:    /s/ JODIE W. KING
                                                         -----------------------
                                                         Name:   Jodie W. King
                                                         Title:  Vice President

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 24, 1999


                                            THE HEARST CORPORATION

                                            By:    /s/ JODIE W. KING
                                                   --------------------------
                                                   Name:   Jodie W. King
                                                   Title:  Vice President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 24, 1999


                                          THE HEARST FAMILY TRUST

                                          By:   /s/    MARK MILLER
                                               ---------------------------------
                                               Name:   Mark Miller
                                               Title:  Trustee